PUBLICLY HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or the “Company”) (B3: BRFS3; NYSE: BRFS) announces to its shareholders and the market in general, the conclusion on April 1st, 2023, of the Company's Share Buyback Program, as approved at a meeting of its Board of Directors and disclosed in the Material Fact dated September 30, 2021 ("Buyback Program"), in view of the expiration of its term.

As part of the Buyback Program, since its approval until the present date, BRF has acquired on the stock exchange, at market prices, a total of 1,232,300 (one million, two hundred and thirty-two thousand and three hundred) common shares of its issuance, which will be held in treasury and later used for the execution of the Restricted Stock Plan and/or Company's Stock Option Plan. If not used for such purpose, the shares may still be subsequently cancelled or resold.

São Paulo, April 3rd, 2023.

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

BRF S.A.